Exhibit 99.1

Ohmyhome and Webuy Announce Strategic Collaboration to Cross-Sell Products and Services Across Singapore

●	Ohmyhome to offer Webuy’s grocery, travel and other services through its expansive network of homeowners

●	Webuy to offer Ohmyhome’s property listing, renovation and other services through its community e-commerce platform and Group Leaders

Singapore - January 8, 2024 - Ohmyhome Ltd. (NASDAQ: OMH, “Ohmyhome”), a one-stop-shop property technology platform providing end-to-end property solutions and services to buy, sell, rent, and renovate homes, as well as property management services for condominiums in Singapore, and Webuy Global Ltd. (Nasdaq: WBUY, “Webuy”), an emerging community e-commerce retailer with a focus on grocery and travel in Southeast Asia, today announced a strategic collaboration to cross-sell both companies’ respective products and services across Singapore.

In a joint launch event held on January 8, 2024, Rhonda Wong, CEO and Co-founder of Ohmyhome, and Vincent Xue, CEO and Co-founder of Webuy, unveiled a series of collaborative partnership initiatives aimed at enhancing the customer experience and community engagement. The event was hosted at the Ohmyhome office headquarters at 11 Lorong 3 Toa Payoh, Jackson Square Proptech Innovation Centre Block B, #04-17, Singapore 319579, with the participation of Webuy management and its Group Leaders, who are responsible for a group of customers within their respective geographical communities from Singapore and play an important role in upholding the Company’s community-oriented business model.

Key initiatives include:

●	Integration of Ohmyhome’s Services into Webuy Communities: Ohmyhome’s service offerings and property listings will be integrated into Webuy communities through its Group Leaders, where Group Leaders within each community would be responsible for a group of customers within their respective geographical location. This collaboration will facilitate off-market listings and provide exclusive benefits for Webuy’s customers and Group Leaders, including Ohmyhome’s brokerage and renovation services.

●	Webuy’s ‘Group Buy’ Services for Ohmyhome’s Homeowners: Webuy will introduce its unique “group buy” service, offering a diverse range of daily products such as groceries and travel, to thousands of homeowners serviced by Ohmyhome. This initiative aims to provide convenience and value while helping new homeowners integrate into their local communities. As of June 30, 2023, Ohmyhome had transacted over 14,500 properties and had over 5,800 units under management, and around 200,000 monthly active users across mobile applications and websites.

●	Offline Expansion Support: Ohmyhome, leveraging its expertise and network, will support Webuy and its Group Leaders in sourcing new storefronts. This collaborative effort aligns with Webuy’s plans to open 100 offline stores strategically positioned around major communities in Singapore, marking a significant step in Webuy’s Online-to-Offline (“O2O”) business model.

Commenting on this collaboration, Vincent Xue, CEO and Co-founder of Webuy, stated, “We are excited to partner with Ohmyhome, as it aligns with our mission of maximizing value within our communities. Ohmyhome has a proven track record, offering its suite of brokerage services at a 1% commission rate, which will result in significant cost savings for our customers. In addition, we plan to leverage their brokerage service to assist our Group Leaders as they expand their offline retail footprint across Singapore. Moreover, we look forward to offering our full suite of services to their expansive customer base. Together, our goal is to make a wider range of services become more accessible to homeowners and communities, while fostering a sense of unity and support within local neighborhoods.”

Likewise, Rhonda Wong, CEO and Co-founder of Ohmyhome, added, “This collaboration allows both companies to leverage on our respective broad customer bases, thereby increasing our reach and complementing each other’s service offerings centered around homes and communities. Webuy’s ‘group buy’ model provides great opportunities for our customers to interact within their communities as they move from one home to their next.”

About Ohmyhome

Ohmyhome is a one-stop-shop property technology platform in Singapore that provides end-to-end property solutions and services to buy, sell, rent, and renovate homes, as well as property management services for condominiums in Singapore. Since its launch in 2016, Ohmyhome has transacted over 14,500 properties, and has over 5,800 units under management as of June 30, 2023. It is also the highest-rated property transaction platform, with more than 8,000 genuine reviews, and an average rating of 4.9 out of 5 stars.

Ohmyhome is dedicated to bringing speed, ease, and reliability to property-related services and to becoming the most trusted and comprehensive property solution for everyone.

For more information, visit: https://ohmyhome.com/en-sg/

About Webuy Global Ltd

Webuy Global Ltd (Nasdaq: WBUY) is an innovative, technology-focused company with a goal of building the most trusted retail brand and advanced e-commerce platform in Southeast Asia, designed to leverage data in order to provide a community-driven experience for consumers. The Company’s unique ‘group buy’ business model is set to revolutionize traditional shopping practices, by offering substantial cost savings to customers through an efficient purchasing model and community-centric approach. Akin to group purchases and bulk orders, this approach simplifies the process for customers, eliminating the need for individual bulk purchases. Furthermore, the Company’s business model streamlines the traditional supply chain by minimizing the involvement of intermediaries, thereby offering a more direct “farm-to-table” supply model. The Company’s vision is to enable the ten million families in Southeast Asia to live a healthier, higher-quality lifestyle. Additional information about the Company is available at http://webuy.global/

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For more information

Investor Contact:

Skyline Corporate Communications Group, LLC

Scott Powell, President

One Rockefeller Plaza, 11th Floor

New York, NY 10020 USA

Office: (646) 893-5835 x2

Email: info@skylineccg.com

Visit the Investor Relation Website: ir.ohmyhome.com